Rapunzl Investments LLC
Income Statement
Period Ending December 31, 2016
(unaudited)

Year	For the Period July 26, 2016 (Inception) to December 31, 2016
Revenues	$-
Operating expenses	-
Net income	$-

See accompanying notes and independent accountant's review report.